Exhibit 99.2

GLG LIFE TECH CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended June 30, 2011

(Unaudited)

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		June 30, 2011	December 31, 2010
			(Adjusted-note 3(a))
	Note
ASSETS
Current Assets
Cash and cash equivalents		$32,986,381	$23,817,215
Accounts receivable	5	15,775,205	31,562,296
Taxes recoverable	6	5,263,056	6,554,498
Inventory	7	86,782,443	63,306,902
Prepaid expenses	8	12,046,653	4,461,751
		152,853,738	129,702,662

Property, Plant, and Equipment	9	105,979,121	108,324,184
Goodwill		7,649,321	7,736,478
Intangible Assets	10	34,010,084	35,643,970
		$300,492,264	$281,407,294

LIABILITIES
Current Liabilities
Short term loans	11	$81,088,877	$100,131,084
Accounts payable and accruals	12	26,901,768	21,929,861
Interest payable		186,781	384,761
Advances from customers		94,893	76,959
Due to related parties	13	-	99,460
Deferred revenue		96,430	-
		108,368,749	122,622,125

Due to related parties	13	-	6,133,554
Deferred income tax liability	18	533,548	642,864
		108,902,297	129,398,543
EQUITY
Shareholders' Equity
Common Stock: no par value; unlimited shares authorized; issued and outstanding: 33,126,634 (December 31, 2010-27,371,246 shares)	14	188,460,205	141,423,457
Additional paid-in capital	14	24,685,037	16,389,310
Accumulated other comprehensive income		3,827,478	5,676,312
Deficit		(29,750,486)	(11,484,715)
		187,222,234	152,004,364
Non-controlling interests		4,367,733	4,387
		191,589,967	152,008,751
		$300,492,264	$281,407,294

Nature of Operations and Liquidity Risk (Note 1)
Commitments (Note 19)
Contingent liabilities (Note 20)

APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung "	Director
"David Hall "	Director

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months and six months ended June 30
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
		(Adjusted-note 3(a))		(Adjusted-note 3(a))

REVENUE	$15,213,022	$10,467,796	$22,626,659	$18,676,910

COST OF SALES	12,193,191	6,849,461	18,383,479	11,861,084

GROSS PROFIT	3,019,831	3,618,335	4,243,180	6,815,826

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	14,741,371	3,699,858	20,452,305	6,621,770

(LOSS) PROFIT BEFORE THE UNDERNOTED	(11,721,540)	(81,523)	(16,209,125)	194,056

OTHER INCOME (EXPENSES)
Interest expense	(1,540,425)	(959,707)	(3,082,507)	(2,010,857)
Interest income	90,290	24,268	138,034	45,766
Other income	-	42,015	-	42,015
Foreign exchange (loss) gain	(191,986)	334,780	(392,076)	82,350
	(1,642,121)	(558,644)	(3,336,549)	(1,840,726)

LOSS BEFORE INCOME TAXES	(13,363,661)	(640,167)	(19,545,674)	(1,646,670)

INCOME TAX (EXPENSE) RECOVERY	(1,093,376)	356,766	(912,486)	(44,144)

NET LOSS	(14,457,037)	(283,401)	(20,458,160)	(1,690,814)

Net loss attributable to non-controlling interest	(1,943,085)	(5,741)	(2,192,389)	(16,815)

NET LOSS ATTRIBUTABLE TO THE COMPANY	(12,513,952)	(277,660)	(18,265,771)	(1,673,999)

NET LOSS PER SHARE
Basic & Diluted	(0.38)	(0.01)	(0.59)	(0.06)

NET LOSS ATTRIBUTABLE TO THE COMPANY	(12,513,952)	(277,660)	(18,265,771)	(1,673,999)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment	589,262	5,263,510	(1,848,834)	2,376,516

COMPREHENSIVE (LOSS) INCOME	(11,924,690)	4,985,850	(20,114,605)	702,517

Weighted Average Number of Shares Outstanding
Basic	32,835,829	26,184,910	31,170,788	25,805,579
Diluted	32,835,829	26,184,910	31,170,788	25,805,579

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Equity
(Expressed in Canadian Dollars) (Adjusted- Note 3(a))

				Accumulated			Non -
			Additional	Other		Total Equity	Controlling
	Common Shares		Paid in	Comprehensive		Attributable to	interest
	Shares	Amount	Capital	Income ("AOCI")	Deficit	the Company	(deficit)	Total Equity
Balance, December 31, 2009	25,417,723	$134,869,181	$16,339,037	$6,386,688	$(8,353,983)	$149,240,923	23,243	$149,264,166

Common shares issued:
Intangible Assets (Note 10)	250,000	1,977,500	-	-	-	1,977,500	-	1,977,500
Exercise of stock option	1,099,167	1,319,000	(439,666)	-	-	879,334	-	879,334
Restricted shares	604,356	377,964	-	-	-	377,964	-	377,964
Stock-based compensation	-	2,879,812	489,939	-	-	3,369,751	-	3,369,751
Change in foreign currency
translation	-	-	-	(710,376)	-	(710,376)	-	(710,376)
Net loss	-	-	-		(3,130,732)	(3,130,732)	(18,856)	(3,149,588)
Balance, December 31, 2010	27,371,246	$141,423,457	$16,389,310	$5,676,312	$(11,484,715)	$152,004,364	$4,387	$152,008,751

Common shares issued
Equity offering, net	5,290,000	44,667,656	9,519,988	-	-	54,187,644	-	54,187,644
Exercise of stock option	6,388	86,273	(34,039)	-	-	52,234	-	52,234
Restricted shares	459,000	53,556	-	-	-	53,556	-	53,556
Deferred income tax recovery (Note 18)	-	1,011,907	-	-	-	1,011,907	-	1,011,907
Stock-based compensation	-	1,217,356	351,208	-	-	1,568,564	-	1,568,564
Change in foreign currency translation	-	-	-	(1,848,834)	-	(1,848,834)	-	(1,848,834)

Non-controlling interest	-	-	(1,541,430)	-	-	(1,541,430)	6,555,736	5,014,306
Net loss	-	-	-	-	(18,265,771)	(18,265,771)	(2,192,390)	(20,458,161)
Balance, June 30, 2011	33,126,634	$188,460,205	$24,685,037	$3,827,478	$(29,750,486)	$187,222,234	$4,367,733	191,589,967

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
For the three months and six months ended June 30
(Expressed in Canadian Dollars)

		Three months ended June 30		Six months ended June 30
		2011	2010	2011	2010
			(Adjusted-note 3(a))		(Adjusted-note 3(a))
	Note
Cash provided by (used in)

Operating activities
Net loss		$(14,457,037)	$(283,401)	$(20,458,160)	$(1,690,814)
Items not affecting cash:		-	-
Stock-based compensation		779,025	756,468	1,622,120	1,473,219
Amortization of property, plant and equipment and intangible assets		2,337,642	2,138,271	4,427,718	4,641,906
Provisions on loans and receivables		-	(27,100)	-	(18,100)
Unrealized foreign exchange loss (gain)		323,363	(480,066)	618,908	(245,042)
Deferred income tax expense (recovery)		1,088,071	(523,292)	897,158	(228,774)
Changes in non-cash working capital items	15	(135,460)	2,964,286	(7,163,348)	(5,148,825)
Cash flow (used by) from operating activities		(10,064,396)	4,545,166	(20,055,604)	(1,216,430)

Investing activities
Decrease in restricted cash		-	10,003	-	10,003
Purchase of property, plant and equipment		(4,009,052)	(4,551,285)	(4,824,774)	(10,456,715)
Cash flow used by investing activities		(4,009,052)	(4,541,282)	(4,824,774)	(10,446,712)

Financing activities
Issuance of short term loans		-	3,721,900	-	12,859,900
Repayment of short term loans		(8,940,000)	-	(17,928,000)	-
Issuance of common shares, net of share issuance costs		(26,299)	-	54,187,643	-
Exercise of stock options		52,234	1,319,000	52,234	1,319,000
Equity contribution by non-controlling interests		2,293,265	-	5,014,306	-
Advance(repayment of advance) from a customer		52,975	(94,955)	18,825	-
Repayment of loans to related parties		(4,535,306)	-	(6,125,436)	(305,640)
Cash flow (used by)from financing activities		(11,103,131)	4,945,945	35,219,572	13,873,260

Effect of foreign exchange rate changes on cash and cash equivalents		(87,219)	860,059	(1,170,028)	388,237

CHANGE IN CASH AND CASH EQUIVALENTS		(25,263,798)	5,809,888	9,169,166	2,598,355

CASH AND CASH EQUIVALENTS, beginning of period		58,250,179	12,806,670	23,817,215	16,018,203

CASH AND CASH EQUIVALENTS, end of period		32,986,381	18,616,558	$32,986,381	$18,616,558

See Accompanying Notes to the Consolidated Financial Statements

Supplemental Cash Flow Information (Note 16)

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

1.	NATURE OF OPERATIONS AND LIQUIDITY RISK

The Company was incorporated under the Companies Act (British Columbia) on June 5, 1998. On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the “Company”). The Company is a vertically integrated producer of high-grade stevia extract. The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation. The Company also has an 80% interest in Dr.Zhang’s All Natural and Zero Calorie Beverage and Foods Company (“AN0C”) formed in 2010. AN0C is focused on the sales and distribution of consumer food and beverage products in China. These consumer products are sweetened with the Company’s stevia products and have low or zero calories. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol "GLGL".

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company has a history of renewing and obtaining short term loans and credit facilities and is dependent on obtaining regular financing in order to continue its expansion programs and repay amounts due under current short term loans. During the current fiscal year the Company was successful in raising equity financing of $54,187,600 net of financing costs. In the previous fiscal year the Company obtained and renewed bank loans totaling $99,594,000 of which $80,568,000 is outstanding at June 30, 2011 and is due within twelve months. The Company plans to continue to renew those loans as they come due or replace them with alternative forms of financing. There can be no assurance the Company will be successful in renewing those loans obtaining alternative financing on terms acceptable to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in Canadian dollars. GLG Life Tech Corporation issued its audited annual consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian generally accepted accounting principles (Canadian GAAP) with a reconciliation to U.S. GAAP. The change in generally accepted accounting principles is described in note 3 below. These policies are consistent with Canadian GAAP in all material respects for the Company, except as described in note 3 below. These unaudited interim consolidated financial statements do not include all the note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010, including note 26 “Differences between United States and Canadian Generally Accepted Accounting Principles” filed with the appropriate securities commissions. The results of operations for the three and six month periods ended June 30, 2011 and 2010 are not necessarily indicative of the results for the full year. These financial statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of results for interim periods.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

3.	CHANGES AFFECTING FISCAL 2011 CONSOLIDATED FINANCIAL STATEMENTS

a.	Change in generally accepted accounting policies

Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in U.S. GAAP. These adjustments resulted in a decrease in deficit of $2,738,562, an increase in common share capital of $57,067, an increase in additional paid-in capital of $1,429,330, and an increase in PP&E of $4,224,959 as at January 1, 2011. These differences are outlined in note 26 of our annual audited consolidated financial statements for the year ended December 31, 2010.

b.	Change in operating segments

The Company has historically operated as one reportable segment with manufacturing and sales operations in Canada, China, and USA. In fiscal 2011, the Company began operating in a second reportable segment with sales of consumer products in China. The Company has disclosed the segmented information in note 17.

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Comprehensive Income:

In June 2011, the FASB provided amendments to ASU Topic 820 requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of them amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

5.	ACCOUNTS RECEIVABLE

	June 30, 2011	December 31, 2010

Accounts Receivable	$15,775,205	$31,595,621
less allowance for doubtful accounts	-	(33,325)
	$15,775,205	$31,562,296

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

6.	TAXES RECOVERABLE

The taxes are value-added taxes paid on purchases in China and HST/GST paid in Canada. These taxes are recoverable from the respective authorities upon filing of the prescribed returns.

7.	INVENTORY

There was no write-down of inventories during the periods ending June 30, 2011 and December 31, 2010.

	June 30, 2011	December 31, 2010
Raw material	$19,700,651	$27,987,562
Work in process	54,686,481	28,675,875
Finished goods	12,395,311	6,643,465
	$86,782,443	$63,306,902

8.	PREPAID EXPENSES

	June 30, 2011	December 31, 2010
Prepayment for raw material	$332,879	$602,445
Prepayment for construction and equipment	1,202,966	732,521
Insurance	-	39,060
Rent and deposits	2,607,155	2,245,709
Prepayment for AN0C production costs	6,361,345	-
Others	1,542,308	842,016
	$12,046,653	$4,461,751

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

9.	PROPERTY, PLANT AND EQUIPMENT

		June 30, 2011			December 31, 2010
					(Adjusted-note 3(a))
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Ion exchange resin equipment	$14,740,895	$2,928,130	$11,812,765	$14,853,702	$2,514,610	$12,339,092
Manufacturing equipment and Biological assets	47,655,318	9,269,072	38,386,246	46,863,830	7,261,957	39,601,873
Buildings	54,091,822	5,209,319	48,882,503	52,906,353	4,015,700	48,890,653
Leasehold & land use rights	2,927,245	1,210	2,926,035	2,770,330	-	2,770,330
Construction in progress	2,819,340	-	2,819,340	3,616,743	-	3,616,743
Computer equipment and software	646,424	157,454	488,970	473,993	113,013	360,980
Motor vehicles and Furniture and fixture	1,008,432	345,170	663,262	998,700	254,187	744,513
	$123,889,476	$17,910,355	$105,979,121	$122,483,651	$14,159,467	$108,324,184

The leasehold represents land use rights for a term of 50 years. Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest.

Interest capitalized to property, plant and equipment during the period ended June 30, 2011 was $105,572 (December 31, 2010 - $163,457).

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 11).

10.	INTANGIBLE ASSETS

		June 30, 2011			December 31, 2010
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationship	$15,416,254	$4,062,295	$11,353,959	$15,416,254	$3,291,481	$12,124,773
Patents and acquired technologies	26,533,750	3,877,625	22,656,125	26,533,750	3,014,553	23,519,197

	$41,950,004	$7,939,920	$34,010,084	$41,950,004	$6,306,034	$35,643,970

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

11.	SHORT TERM LOANS

As at June 30, 2011, the Company’s short term loans consisted of borrowings from a private lender and from four banks in China as follows:

Short term borrowing from a private lender as at June 30, 2011 and December 31, 2010

	Loan amount in CAD	Loan amount in USD	Maturity Date	Interest rate	Lender

June 30, 2011	$520,722	540,000	October 9, 2011	8.00%	Private lender
December 31, 2010	$537,084	540,000	October 9, 2011	8.00%	Private lender

Short term bank loans as at June 30, 2011

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate	Lender
			per annum
$14,920,028	100,000,000	July 27, 2011	6.34%	Bank of Communication
2,536,404	17,000,000	July 29, 2011	6.31%	Agricultural Bank of China
2,984,006	20,000,000	August 5, 2011	6.94%	CITIC Bank
14,920,028	100,000,000	August 25, 2011	6.34%	Bank of Communication
2,984,006	20,000,000	August 30, 2011	6.31%	Agricultural Bank of China
2,984,006	20,000,000	September 14, 2011	6.94%	CITIC Bank
1,492,003	10,000,000	September 28, 2011	6.31%	Agricultural Bank of China
1,492,003	10,000,000	October 18, 2011	6.31%	Agricultural Bank of China
447,601	3,000,000	October 27, 2011	6.44%	Agricultural Bank of China
4,476,009	30,000,000	October 28, 2011	6.44%	Agricultural Bank of China
2,984,006	20,000,000	December 17, 2011	6.06%	Construction Bank of China
4,476,009	30,000,000	December 23, 2011	6.06%	Construction Bank of China
8,952,017	60,000,000	June 9, 2012	6.81%	Agricultural Bank of China
2,984,006	20,000,000	June 16, 2012	6.81%	Agricultural Bank of China
11,936,023	80,000,000	June 20, 2012	6.81%	Agricultural Bank of China

$80,568,155	540,000,000

During the period ended June 30, 2011 the Company repaid loans totaling $17,928,000 CAD (120,000,000 RMB). The loans were held by the Bank of Construction in China and the CITIC Bank and had interest rates ranging from 5.31%-6.67% per annum. The short term loan and bank loans do not have any attached covenants.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

11.	SHORT TERM LOANS, continued

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

Short term bank loans as at December 31, 2010

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate	Lender
			per annum
$9,054,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,527,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	May 24, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	June 17, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
4,527,000	30,000,000	June 28, 2011	6.12%	CITIC Bank
3,018,000	20,000,000	June 29, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	July 2, 2011	5.40%	Agricultural Bank of China
15,090,000	100,000,000	July 27, 2011	5.59%	Bank of Communication
2,565,300	17,000,000	July 29, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	August 5, 2011	6.02%	CITIC Bank
15,090,000	100,000,000	August 25, 2011	5.63%	Bank of Communication
3,018,000	20,000,000	August 30, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	September 14, 2011	6.12%	CITIC Bank
1,509,000	10,000,000	September 28, 2011	5.56%	Agricultural Bank of China
1,509,000	10,000,000	October 18, 2011	5.56%	Agricultural Bank of China
452,700	3,000,000	October 28, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	October 28, 2011	5.56%	Agricultural Bank of China

$99,594,000	660,000,000

12.	ACCOUNTS PAYABLE AND ACCRUALS

	June 30, 2011	December 31, 2010
Raw material	$3,467,348	$1,112,843
Construction and equipment	7,204,367	10,424,222
Trade payable	16,230,053	10,392,796
	$26,901,768	$21,929,861

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

13.	RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services. These Companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at June 30, 2011 are as follows:

a)	During the six months ended June 30, 2011, the Company paid or accrued consulting fees totaling $254,502 (June 30, 2010 - $153,255) for the services provided by Grand Leaf. As at June 30, 2011, there was nil (December 31, 2010 - $367,148) payable to Grand Leaf.

b)	During the six months ended June 30, 2011 the Company paid or accrued consulting fees of nil (June 30, 2010 - $84,290) and $34,786 (June 30, 2010 - $31,027) to PALCO and AAFAB respectively. As at June 30, 2011 and December 31, 2010 there was nil payable to both PALCO and AAFAB.

c)	During the six months ended June 30, 2011, the Company paid or accrued consulting fees totaling $22,383 (June 30, 2010 - $33,648) to BISM. As at June 30, 2011 and December 31, 2010 there was nil payable to BISM.

d)	During the six months ended June 30, 2011, the Company paid or accrued management fees totaling $200,000 (June 30, 2010 - $200,000) to GLG International. As at June 30, 2011 there was $200,000 (December 31, 2010 - $400,000) included in accounts payable to GLG International.

During the year ended December 31, 2010, the Company obtained a US $100,000 loan from a company controlled by a director of the Company. The loan bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matured June 9, 2011. This loan was repaid with interest in the six months ended June 30, 2011.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer (Lender). The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the loan proceeds for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

The Company also obtained two new loans from the Lender in the amounts of US $1,500,000 and $700,000 respectively. The loans bore interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and had maturity dates of December 1, 2012 and December 23, 2012.

In the six months ended June 30, 2011, these related party loans and the related interest payments were repaid in full.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

14.	SHARE CAPITAL

(a)	Capital stock

	Number of
	Shares	Amount

Balance at December 31, 2009 (adjusted 3(a))	25,417,723	$134,869,181
Stock-based compensation on previously issued restricted shares	-	2,440,145
Issuance of restricted shares (Note 14 (b)(ii))	604,356	377,964
Shares issued for Intangible Asset (Note 10)	250,000	1,977,500
Stock-options exercised (Note 14 (b)(i))	1,099,167	1,319,000
Stock-based compensation previously recognized on options exercised	-	439,667
Balance at December 31, 2010 (adjusted 3(a))	27,371,246	$141,423,457

Stock-based compensation on previously issued restricted shares	-	1,217,356
Issuance of restricted shares (Note 14 (b)(ii))	459,000	53,556
Stock-options exercised (Note 14 (b)(i)))	6,388	86,273
Shares issued on equity offering , net	5,290,000	44,667,656
Income tax recovery related to share issuance costs	-	1,011,907
Balance at June 30, 2011	33,126,634	$188,460,205

Common shares

The holders of common shares are entitled to one vote per share.

On February 23, 2011, the Company issued 5,290,000 units at $11.00 per unit. The Company recorded net proceeds of $54,187,644 after agent commissions and share issuance costs. Each unit consisted of one common share and one half common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at the exercise price of $15.00 per common share for a period of 36 months following the offering closing date. As at June 30, 2011 there are 2,645,000 warrants outstanding.

The Black Scholes model was used to value the warrants with the following assumptions:

Risk-free interest rate	1.97%
Dividend yield	nil
Volatility	78%
Expected Life	3 years
Exercise price	$15.00

The relative fair value method was used to allocate the proceeds between common shares and share purchase warrants. Net proceeds totaling $54,187,644 were allocated $44,667,656 to common shares and $9,519,988 allocated to additional paid in capital.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

14.	SHARE CAPITAL, continued

b)	Stock options and restricted shares

The Company is subject to the policies of the TSX, under which it is authorized to grant options to officers, directors, employees and consultants enabling them to purchase common stock of the Company. The Company has one stock option and restricted share units plan (“Plan”) which was amended effective May 16, 2008. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan.

(i)	Stock options

Under the Plan, options granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares of the Company inclusive of any restricted share units granted under the Plan. The maximum term of an option is 5 years after the date of grant. The exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant.

The following summarizes information about the stock options outstanding and exercisable at June 30, 2011:

				Weighted
		Weighted average	Number	average
	Number outstanding	remaining contractual	exercisable at June	exercise
Exercise price	at June 30, 2011	life (years)	30, 2011	price
$16.00	44,716	1.88	44,716	$16.00
$8.60	88,100	3.00	56,860	$8.60
$7.79	94,086	3.94	28,735	$7.79
$8.11	6,000	4.37	-	$8.11
$9.46	11,250	4.77	-	$9.46
$8.90	273,053	4.91	-	$8.90
	517,205	4.14	130,311	$9.26

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

14.	SHARE CAPITAL, continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

Summary of option transactions

		Weighted average
		exercise price per
	Number of options	option
Balance at December 31, 2009	1,253,783	$2.37
Options granted	119,424	7.81
Options forfeited	(18,000)	8.12
Options exercised	(1,099,167)	1.20
Balance at December 31, 2010	256,040	$9.53
Options granted	284,303	8.92
Options forfeited	(16,750)	7.97
Options exercised	(6,388)	8.18
Balance at June 30, 2011	517,205	$9.26

During the six months ended June 30, 2011 284,303 stock options were granted. These options have a vesting period ranging from 1 to 4 years. The Company recorded stock-based compensation in additional paid in capital, related to these newly granted options and previously granted options, in the amount of $351,208 (June 30, 2010 - $226,634).

As at June 30, 2011, the total remaining unrecognized compensation costs associated with stock options totaled $1,679,506 (June 30, 2010-$767,700) which will be amortized over the weighted average remaining life of 4.14 years.

As at June 30, 2011 the aggregate intrinsic value of vested and exercisable stock options was nil (June 30, 2010 –nil).

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

14.	SHARE CAPITAL, continued

b)	Stock options and restricted shares, continued

(ii)	Restricted share units

Under the Plan, restricted share units granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares in the Company inclusive of any stock options granted under the Plan. Holders of restricted share units are entitled to voting rights and dividends. The maximum vesting period for restricted share units are 5 years from the date of grant unless otherwise approved by the Board of Directors. Restricted share units are issued to certain employees and have performance criteria, that are based on production and financial targets.

At June 30, 2011 there were 1,669,860 restricted shares issued with an average vesting period of 5.63 years.

During the six months ended June 30, 2011 459,000 restricted shares were issued. These restricted shares have a vesting period of 1 to 10 years . The Company recorded stock-based compensation expense in the amount of $1,270,912 related to new and previously granted restricted shares (June 30, 2010- $1,212,392).

As of June 30, 2011 there was $8,778,791 (June 30, 2010 - $6,852,646) of total unrecognized compensation cost related to non-vested restricted shares. That cost is expected to be recognized over the weighted average remaining life of 5.63 years.

15.	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
		(Adjusted-note 3(a))		(Adjusted-note 3(a))

Accounts receivable	$5,547,385	$(576,150)	$15,100,468	$318,853
Taxes recoverable	1,448,891	(17,252)	1,218,958	(1,309,227)
Inventory	(21,060,503)	(4,794,695)	(21,819,458)	(8,847,434)
Prepaid expenses	6,812,453	4,893,454	(7,643,977)	(588,126)
Accounts payable and accruals	7,269,682	3,352,094	6,074,727	4,708,167
Interest payable	(249,798)	106,835	(190,496)	568,942
Deferred revenue	96,430		96,430	-
	$(135,460)	$2,964,286	$(7,163,348)	$(5,148,825)

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
		(Adjusted-note 3(a))		(Adjusted-note 3(a))

(Decrease) Increase in accounts payable and accruals related to property, plant and equipment	(2,135,784)	3,826,432	(3,219,856)	8,342,345

17.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments (1) the manufacturing and sales of a refined form of stevia which has operations in Canada, China and USA; and (2) sales of consumer products with operations within China.

(a)	Geographical Information

June 30, 2011	Canada & USA	China	Total

Property, Plant and Equipment	$125,954	$105,853,167	$105,979,121
Revenue (6 month period)	9,043,874	13,582,785	22,626,659
Revenue (3 month period)	3,287,076	11,925,946	15,213,022

December 31, 2010	Canada & USA	China	Total

Property, Plant and Equipment	$40,054	$108,284,130	$108,324,184
Revenue	35,582,408	23,344,721	58,927,129

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

17.	SEGMENTED INFORMATION, continued

(b)	Operating segments

June 30, 2011	Stevia Products	Consumer Products	Total

Property, Plant and Equipment	$105,204,032	$775,089	$105,979,121
Revenue (6 month period)	16,238,818 [1]	6,387,841	22,626,659
Operating loss (6 month period)	5,300,954	10,908,171	16,209,125
Revenue (3 month period)	10,376,834 [1]	4,836,188	15,213,022
Operating loss (3 month period)	1,997,140	9,724,400	11,721,540

1Stevia sales are stated net of inter-segment stevia sales of $1,212,909 and $570,461 for the six and three months ended June 30, 2011 (June 30, 2010 – nil).

During the six months ended June 30, 2010 all revenues, operating earnings/loss, and property, plant, and equipment were associated with the stevia products operating segment.

18.	INCOME TAXES

For the three and six months ended June 30, 2011 the Company recorded income tax expenses of $1.1 million and $0.9 million respectively, compared to income tax recovery of $0.4 million and income tax expense of $0.04 million for the three and six months ended June 30, 2010. The income tax expense for both the three and six month period ended June 30, 2011 is primarily due to changes in valuation allowances. The effective tax rate for the period differs from the statutory Canadian tax rate of 26.5% and is primarily due to valuation allowances on net operating losses and permanent differences not subject to tax.

The amount of liability for uncertain tax positions as of June 30, 2011 is nil (December 31, 2010-nil).

19.	COMMITMENTS

(a)

The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $149,200 (RMB1,000,000).

(b)

The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of $117,900 (RMB790,000) is paid every 10 years.

(c)

The Company entered into a 5-year agreement for office premises beginning June 1, 2011. The annual minimum lease payments are approximately $142,000. The total remaining lease payments for head office premises in 2011 are expected to be $69,428.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

19.	COMMITMENTS, continued

(d)

The Company entered into a 2-year agreement for office premises beginning April 2011, located in the Anhui Province of China. The annual minimum lease payments are approximately $173,500 ($1,163,216 RMB) per year. The total lease payments remaining in 2011 are expected to be $86,800 ($581,608 RMB).

(e)

The Company entered into various one year lease agreements for regional sales offices, throughout China. The annual minimum lease payments are approximately $415,000 ($2,781,366 RMB) per year. The total payments remaining in 2011 are expected to be $207,500 ($1,390,683 RMB).

(f)	The Company entered into various marketing and promotional short term contracts to support the consumer business promotional campaigns. The total payments remaining in 2011 are $695,000.

The minimum operating lease cash payments related to the above are summarized as follows:

2011	$1,207,966
2012	453,567
2013	187,003
2014	146,917
2015	148,293
Thereafter	297,524
Total	$2,441,270

(g)	In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $57,858,000 (US$60,000,000) over the course of the 20-year agreement to retain its exclusive rights. As of June 30, 2011, the Company has not made any investment in the region.

20.	CONTINGENT LIABILITIES

On May 27, 2008, Northern Securities (“Northern”) filed a claim with the B.C. Supreme Court over additional consideration claimed to be owed by the Company with respect to the Sponsorship Agreement dated January 24, 2007. The Company has filed its defense and counter claim against Northern. The maximum amount the Company would be required to pay is $38,664 in cash and to issue 62,500 shares to Northern. The Company went to trial over this matter in June 2011 and are awaiting the judge’s decision.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Six Months Ended June 30, 2011 and 2010

21.	SEASONALITY

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically start at the end of July and continue through to the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs from October to September whereby raw materials are converted into WIP and finished goods.

22.	SUBSEQUENT EVENTS

On July 29, 2011 the Company renewed a short term loan of $2,519,400 ($17,000,000 RMB) from the Agricultural bank of China. This loan bears a floating interest rate of the 7.08% as announced by the People’s Bank of China.

On July 27, 2011 the Company repaid a loan totaling $14,700,000 CAD ($100,000,000 RMB). The loan was held by the Bank of Communication in China at an interest rate of 6.34% per annum. On August 5, 2011, the Company repaid a second short term loan totaling $3,056,000 CAD ($20,000,000 RMB). The loan was held by the CITIC Bank in China at an interest rate of 6.94% per annum.